UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Titan Energy Worldwide, Inc.
(Exact Name of Registrant as Specified in its Charter)

000-26139
(Commission File Number)

Nevada	26-0063012
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

6321 Bury Drive, Suite 8 Eden Prairie, MN 55346
(Address of Principal Executive Offices)

(952)-960-2371
(Issuer’s Telephone Number, Including Area Code)

TITAN ENERGY WORLDWIDE, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

TITAN ENERGY WORLDWIDE, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY TITAN ENERGY WORLDWIDE, INC.’S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on December 2, 2014, of the outstanding shares of common stock, $0.0001 par value per share (“Common Stock”), of Titan Energy Worldwide, Inc., a Nevada corporation (the “Company”), in connection with the acquisition of a controlling interest in the Company by PTES Acquisition Corp., a Delaware corporation (“PTES”) and wholly-owned subsidiary of Pioneer Power Solutions, Inc., a Delaware corporation (“Pioneer”), by acquiring 176 shares of Series D Convertible Preferred Stock of the Company from certain individual shareholders and 100 newly-issued shares of Series A-1 Convertible Preferred Stock from the Company. As a condition to the acquisition of the Series A-1 Convertible Preferred Stock by PTES, Jeffrey W. Flannery, the current sole member of the Company’s board of directors (the “Board”), agreed to resign from the Board, effective on or around December 13, 2014, and appointed Nathan J. Mazurek, Pioneer’s chief executive officer, to serve as the sole director of the Company, effective immediately upon the resignation of Mr. Flannery, thereby causing a change in the majority of the Board. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

Change of Control Transaction

On December 2, 2014, PTES acquired 176 shares of the Company’s Series D Convertible Preferred Stock, which shares are convertible into 240,694,579 shares of Common Stock and represent approximately 13.9% of the Company’s voting stock (the “Series D Acquisition”). As of December 2, 2014, PTES has also entered into binding purchase agreements to acquire an additional 107.5 shares of Series D Convertible Preferred Stock, which would be convertible into 147,015,155 shares of Common Stock and collectively with the shares acquired in the Series D Acquisition would represent approximately 22.4 % of the Company’s voting stock. Each share of Series D Convertible Preferred Stock is convertible into 1,367,583 shares of Common Stock.

Concurrently with the Series D Acquisition, on December 2, 2014, PTES acquired 100 shares of newly issued Series A-1 Convertible Preferred Stock from the Company which are convertible into 1,250,000,000 shares of Common Stock, with each share of Series A-1 Convertible Preferred Stock being convertible into 12,500,000 shares of Common Stock, and represent approximately 72.4% of the Company’s voting stock

Immediately prior to the Series D Acquisition and the acquisition of the Series A-1 Convertible Preferred Stock, the Company and holders of more than a majority of the Series D Convertible Preferred Stock, acting pursuant to Section 1955 of Chapter 78 of the Nevada Revised Statutes, approved resolutions adopted by the Board to amend the Certificate of Designation of the Rights and Preferences of the Series D Convertible Preferred Stock of the Company to (i) clarify that the Series D Convertible Preferred Stock is a subseries of the Preferred Series A Stock of the Company, (ii) reduce the liquidation preference amount to $6,200 per share from $10,000 and (iii) provide only the Company with an option to redeem all of the outstanding shares of the Series D Convertible Preferred Stock upon a change of control and remove the right of the holders of the Series D Convertible Preferred Stock to require their shares be redeemed upon a change of control.

On December 2, 2014, PTES made a loan to the Company in the amount of $2,900,000 to be used to pay off the Company’s existing factoring line indebtedness and certain trade payables and to provide funds for working capital and general corporate purposes in the ordinary course of business. The loan from PTES is secured by all assets of the Company and ranks senior to all existing and future classes of the Company’s debt and is guaranteed by the subsidiaries of the Company.

The Series D Acquisition, the acquisition of the Series A-1 Convertible Preferred Stock from the Company, the amendment to the Certificate of Designation of the Rights and Preferences of the Series D Convertible Preferred Stock and the loan from PTES to the Company are collectively referred to herein as the “Transaction.”

Following the consummation of the Transaction, PTES has the ability to elect all of the members of the Board, and through such directors, controls the appointment of the Company’s officers. Immediately upon the closing of the Transaction, Mr. Flannery, the Company’s chairman, chief executive officer, chief operating officer and chief financial officer resigned from all offices with the Company and its subsidiaries and was replaced with Mr. Mazurek, the chief executive officer of Pioneer, as the Company’s chief executive officer and president, and Andrew Minkow, the chief financial officer of Pioneer, as the Company’s chief financial officer, vice president, secretary and treasurer. In addition, as noted above, Mr. Flannery, the Company’s sole director, agreed to resign from the Board, effective on or around December 13, 2014, and appointed Mr. Mazurek to serve as the sole director of the Company, effective immediately upon the resignation of Mr. Flannery, so that Mr. Mazurek will constitute the entire Board. The names and biographical information of the new director and executive officers are set forth in this document under the heading “Directors and Executive Officers”.

The source of cash funds for PTES’s acquisition of beneficial ownership of such shares of common stock and the repayment of certain indebtedness of the Company was provided by borrowings under Pioneer’s existing credit facilities, including a new $5.0 million term loan facility, pursuant to a credit agreement, dated June 28, 2013, by and among Pioneer, Pioneer Critical Power Inc. (“PCP”), Pioneer Custom Electrical Products Corp. (“Pioneer CEP”) and Jefferson Electric, Inc. (“Jefferson”), which are Pioneer’s wholly-owned U.S. subsidiaries, and Bank of Montreal, Chicago Branch, a Canadian chartered bank (“BMO”), as amended from time to time prior to the Transaction (the “Credit Agreement”). The principal repayments become due on a five year amortization schedule, payable in installments on the last day of each March, June, September, and December in each year, commencing with the calendar quarter ending March 31, 2015, and remaining principal amount becoming due at maturity. Borrowings under the term loan facility bear interest, at Pioneer’s option, at the lender’s prime rate plus 1.25% per annum on U.S. prime rate loans, or an adjusted LIBOR rate plus 2.50% per annum on Eurodollar loans. Pioneer’s obligations under the Credit Agreement are secured by all of the assets of, and are guaranteed by, PCP, Jefferson, Pioneer CEP, and upon the closing of the Transaction, the Company and the Company’s wholly-owned subsidiaries became guarantors of the obligations under the Credit Agreement and will granted a security interest in all of their assets.

Except as described herein, the other terms and conditions of the Credit Agreement, including various financial covenants, remain unchanged. For additional information about the Credit Agreement, see Exhibit 10.1 to the Company’s Current Report filed on Form 8-K with the Securities and Exchange Commission on July 3, 2013, Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013, Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013, Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed with Securities and Exchange Commission on March 14, 2014, and Exhibit 10.35 to the Company’s Annual Report on Form 10-K filed with Securities and Exchange Commission on March 14, 2014.

The repayment of amounts outstanding under the term loan may be accelerated upon an event of default as set forth in the Credit Agreement.

In connection with the Credit Agreement, as amended, Pioneer, PCP, Pioneer CEP, Jefferson and BMO entered into a security agreement, dated June 28, 2013 (the “Security Agreement”), pursuant to which Pioneer, PCP, Pioneer CEP, and Jefferson granted a security interest in substantially all of their assets to secure the obligations of Pioneer for borrowed money under the Credit Agreement. The Security Agreement contains terms and conditions typical for the granting of security interests of this kind. Upon the closing of the Transaction, the Company and the Company’s wholly-owned subsidiaries became parties to the Security Agreement and granted BMO a security interest in substantially all of their assets.

Voting Securities

The Series D Convertible Preferred Stock, the Series A-1 Convertible Preferred Stock, and the Common Stock are the classes of equity securities of the Company that are currently outstanding and entitled to vote at a meeting of the Company’s shareholders.

As of December 2, 2014, there are 70,787,932 shares of Common Stock outstanding, 406,855,893 shares of Common Stock issuable upon conversion of 297.5 shares of Series D Convertible Preferred Stock outstanding, and 1,250,000,000 shares of Common Stock issuable upon conversion of 100 shares of Series A-1 Convertible Preferred Stock outstanding. Each share of Common Stock entitles the holder thereof to one (1) vote.

Directors and Executive Officers

Identification of Directors and Executive Officers

Pursuant to the terms of the Transaction, Mr. Flannery agreed to resign as the sole director of the Company, effective on or around December 13, 2014. Mr. Mazurek will not become the Company’s director until ten days after the date on which this Information Statement is filed with the SEC and transmitted to all holders of record of securities of the Company who would be entitled to vote as required by Rule 14f-1 of the Exchange Act. After the Transaction, the size of the Board will remain as one.

Board of Directors and Executive Officers Immediately Prior to the Transaction

The Company’s executive officer and sole director serving the Board prior to the Transaction was:

Name	Age	Position
Jeffrey W. Flannery	57	Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Director of the Company

Jeffrey W. Flannery. Mr. Flannery has served as the Company’s sole director and chairman since December 15, 2005 and served as the Company’s chief executive officer from July 2009 through the closing of the Transaction, the Company’s chief operating officer from September 2011 through the closing of the Transaction and the Company’s chief financial officer from January 1, 2014 through the closing of the Transaction. Mr. Flannery previously had served as the Company’s chief executive officer from December 2005 until October 2007. Mr. Flannery also served as the Company’s chief financial officer from December 2005 until May 2007. From 1994 to 2004, Mr. Flannery served as the Company’s chief financial officer. Mr. Flannery was the founder and chief executive officer of Enhanced Information Systems, Inc., an online home health care provider for the pharmacy industry, vice president of development for IUSA, an information technology company, and vice president of corporate communications for Center For Special Immunology, a public company dedicated to medical treatments for immune disorders. Mr. Flannery received his B.A. in Philosophy from the University of California, Los Angeles.

Board of Directors and Executive Officers Following the Transaction

The Company’s executive officers following the closing of the Transaction and the sole director (whose appointment shall be effective once the waiting period required by the Exchange Act has expired) are and will be:

Name	Age	Position
Nathan J. Mazurek	52	President and Chief Executive Officer; Director as of December 13, 2014
Andrew Minkow	45	Chief Financial Officer, Vice President, Secretary and Treasurer

On December 2, 2014, the Company accepted the resignation of Mr. Flannery, effective on or around December 13, 2014, as the sole director of the Company and appointed Mr. Mazurek to serve as the sole director of the Company, effective on or around December 13, 2014.

On December 2, 2014, the Company accepted and made effective the resignation of Mr. Flannery from all offices he held, and appointed Mr. Mazurek as the Company’s president and chief executive officer, and Mr. Minkow as the Company’s chief financial officer, vice president, secretary and treasurer.

The number of equity securities of the Company or rights to acquire any such securities of the Company that will be beneficially owned by Mr. Mazurek and Mr. Minkow upon the effectiveness of each of their appointment as the sole director or an executive officer is set forth below under the caption “Security Ownership of Certain Beneficial Owners and Management.”

The following sets forth certain information concerning the experience and background of Messrs. Mazurek and Minkow.

Nathan J. Mazurek. Mr. Mazurek was appointed as the Company’s president and chief executive officer effective as of the closing of the Transaction. Mr. Mazurek has served as Pioneer’s chief executive officer, president and chairman of the board of directors since December 2, 2009. From December 2, 2009 through August 12, 2010, Mr. Mazurek also served as Pioneer’s chief financial officer, secretary and treasurer. Mr. Mazurek has over 25 years of experience in the electrical equipment and components industry. Mr. Mazurek has served as the chief executive officer, president, vice president, sales and marketing and chairman of the board of directors of Pioneer Transformers Ltd. since 1995. Mr. Mazurek has served as the president of American Circuit Breaker Corp., a former manufacturer and distributor of circuit breakers, since 1988 and as a director of Empire Resources, Inc., a distributor of semi-finished aluminum and steel products, since 1999. From 2002 through 2007, Mr. Mazurek served as president of Aerovox, Inc., a manufacturer of AC film capacitors. Mr. Mazurek received his BA from Yeshiva College in 1983 and his JD from Georgetown University Law Center in 1986. Mr. Mazurek is being appointed to serve on the Board because he will bring to the Board extensive experience with the electrical equipment and components industry.

Andrew Minkow. Mr. Minkow was appointed as the Company’s chief financial officer, vice president, secretary and treasurer effective as of the closing of the Transaction. Mr. Minkow has served as Pioneer’s chief financial officer, secretary and treasurer and a director since August 12, 2010. Mr. Minkow has over 20 years of industry experience in corporate finance, mergers and acquisitions, capital markets, financial reporting, forecasting and general operational and administrative management. Before joining Pioneer, Mr. Minkow was an independent financial consultant and provider of executive management, strategic planning and financial reporting services to several corporate clients, including to Pioneer. Before that, from 2001 to 2009, Mr. Minkow was a founding member of middle market investment banking firm Morgan Joseph & Co. Inc. Between 1997 and 2001, he served in several investment banking and capital markets roles at the U.S. division of ING Barings Furman Selz. Mr. Minkow has a BA from Cornell University and an MBA from Columbia Business School.

Corporate Governance

Terms of Office

The Company’s bylaws provide that the Board shall consist of one or more members. Each director of the Company serves until the successor is elected at the Company’s annual stockholders’ meeting and is duly elected and qualified, subject to removal by the Company’s stockholders. Each officer serves, at the pleasure of the Board, and will hold office until removed by the Board.

Board Leadership Structure

The Company has historically chosen to combine the principal executive officer and Board chairman positions.  The Company believes that this Board leadership structure is the most appropriate for the Company.  The Board has determined that this leadership structure is appropriate for the Company given the Company’s size, limited resources and the challenges faced by the Company at this stage, obtaining financing and developing the Company’s business. The Board recognizes that no single leadership model is right for all companies and at all times and that, depending on the circumstances, other leadership models, such as separating the role of chairman and chief executive officer, might be appropriate. Since the executive officers and the directors of the Company have historically been the same people, there is no separate oversight by the Board of the Company’s risk oversight.

No Committees of the Board; No Financial Expert

The Company does not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committee of the Board. Nor does the Company have an audit committee “financial expert.” The Company does not believe that it requires separate committees of the board or an audit committee “financial expert” to effectively run and govern the Company. As such, the entire Board acts as the Company’s audit committee. As such, the entire Board acts as the Company’s audit committee. In addition, the entire Board acts as the Company’s nominating committee. The Company does not have any formal policies with respect to nominations of director candidates. The Company does not have any formal processes or procedures for the consideration and determination of executive and director compensation.

Potential Conflicts of Interest

Since the Company does not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by the sole member of the Board and previously the principal executive and financial officer.  Thus, there was a potential conflict of interest in that the Company’s sole director had the authority to determine issues concerning his compensation and audit issues that may affect management decisions.  The Company is not aware of any other conflicts of interest with any of the Company’s executive officers or its sole director.

Director Independence

The Company is not subject to listing requirements of any national securities exchange or national securities association and, as a result, the Company is not at this time required to have the Board comprised of a majority of “independent directors.” The Company does not believe Mr. Mazurek currently meets the definition of “independent” as promulgated by the rules and regulations of the New York Stock Exchange or of Nasdaq.

Board’s Role in Risk Oversight

The Board assesses on an ongoing basis the risks faced by the Company.  These risks include financial, technological, competitive, and operational risks.  The Board dedicates time at each of its meetings to review and consider the relevant risks faced by the Company at that time.  In addition, since the Company does not have an audit committee, the entire Board is also responsible for the assessment and oversight of the Company’s financial risk exposures.

Officer and Director Compensation

Executive Compensation

The following Summary Compensation Table sets forth, for the fiscal years ended December 31, 2013 and 2012, all compensation paid by the Company, including salary, bonuses and certain other compensation, if any, to its chief executive officer, its chief financial officers and the three most highly compensated employees.

Summary Compensation Table for 2013 and 2012(6)

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Award	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
		($)	($)	($) (7)	($)	($)	($)	($)
Jeffrey W. Flannery (1)	2013	192,500	0	0	0	0	9,745	202,245
Chairman and former Chief Executive Officer	2012	130,000	0	0	0	0	10,152	140,152

James Fahrner (2)	2013	80,679	0	0	0	0	0	80,679
Chief Financial Officer (retired, effective January 1, 2014)	2012	104,896	0	0	12,632	0	0	117,528

George Wren (3)	2013	121,664	0	0	0	0	864	122,528
Chief Technology Officer	2012	110,354	0	0	10,527	0	1,296	122,177

Clifford Macaylo (4)	2013	120,000	15,000	0	0	0	35,639	170,839
President Northeast Operation	2012	123,682	0	0	10,527	0	33,150	167,000

Thomas Vagts (5)	2013	120,689	80,352	0	0	0	0	201,042
President Minnesota Operation	2012	119,769	0	0	10,527	0	8,032	138,328

(1) Mr. Flannery became a full-time employee on January 11, 2011, and resigned as chief executive officer as of December 2, 2014. The amount under All Other Compensation for 2013 and 2012 is for a Company provided lease vehicle.

(2) Mr. Fahrner became a full time employee on October 1, 2010. Mr. Fahrner was working part-time in 2012 and 2013. In 2012 Mr. Fahrner was granted 300,000 stock options with an exercise price of $.07. These options expire on January 16, 2022. The amount under option award is the fair value at date of grant using the Black-Scholes formula. As of January 1, 2014, Mr. Fahrner retired from his positions as chief financial officer and director of the Company.

(3) Mr. Wren was appointed as chief technology officer and vice president of strategy on October 20, 2010 as part of the acquisition of Titan Energy Systems Northeast, Inc. In 2012, Mr. Wren was granted 250,000 stock options with an exercise price of $.07. This option expires on January 16, 2022. The amount under option award for 2012 is the fair value at date grant using the Black-Scholes formula. Mr. Wren’s other compensation is the value of life insurance in excess of $50,000 of coverage.

(4) Mr. Macaylo was appointed as the president of northeast operations of Stellar Energy Services, Inc. on December 19, 2009. The employment agreement set his salary at $120,000 per year. He was entitled to a $100,000 bonus on the first anniversary of his employment agreement. The Company has paid the amount under the bonus column and has accrued the remaining amount. He receives $700 a month car allowance and $2,250 month payment for office space that he owns. These amounts are shown under other compensation. In 2012, Mr. Macaylo was granted 250,000 stock options with an exercise price of $.07. This option expires on January 16, 2022. The amount under option award is the fair value at date grant using the Black-Scholes formula.

(5) Mr. Vagts was appointed president the Minnesota operations of Stellar Energy Services, Inc. on January 11, 2012. In 2012, Mr. Vagts was granted 250,000 stock options with an exercise price of $.07. This option expires on January 16, 2022. The amount under option award is the fair value at date grant using the Black-Scholes formula. In 2012, Mr. Vagts earned additional bonus of $80,352, which was not paid until 2013. Mr. Vagts resigned from the Company effective January 15, 2014.

(6) The amount under stock option award is determined based on date of grant and we use the Black-Scholes method to compute the value. These amounts are charged to expense over the vesting period.

Outstanding Equity Awards as of December 31, 2013 (1)

Name and Principal Position	Number of Securities underlying unexercised options	Option Exercise Price ($)	Option Expiration Date	Number of shares that have not vested	Market value of shares that have not vested ($)
Jeffrey W. Flannery (1)
Chairman, and former Chief Executive Officer	500,000	$0.25	11/23/2014	0	0

James Fahrner(1)	500,000	$0.25	11/23/2014	0	0
Chief Financial Officer (retired, effective January 1, 2014)	300,000	$0.07	01/16/2022	300,000	$3,000

George Wren (2)	1,000,000	$0.60		500,000	$5,000
Chief Technology Officer and Vice President of Strategy	250,000	$0.07	01/16/2022	250,000	$2,500

Clifford Macaylo(3)	1,000,000	$0.25	12/14/2014	0	0
President of Northeast Operations	250,000	$0.07	01/16/2022	250,000	$2,500

(1) The Company’s stock options for the named executives are based on two year vesting schedule and are exercisable any time during the five year term. These shares can be exercised on a cashless basis. Mr. Fahrner options granted in 2012 have a four year vesting period beginning with January 16, 2013. Mr. Flannery was not granted any options in 2012.

(2) Mr. Wren’s stock option vesting is 25 % per year; the first vesting period will be January 1, 2011. The options granted in 2012 have a four year vesting period beginning with January 16, 2013

(3) Mr. Macaylo’ stock options vest on December 31, 2011. Mr. Macaylo has a put on the options which would require the Company to pay him $250,000. The 2012 options have a four year vesting period beginning January 16, 2013.

Director’s Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of the Company.

Board of Directors

Election of Directors, Meetings of the Board of Directors, and Related Matters

Directors are elected at the annual meeting of shareholders, and each director holds office until his successor is duly appointed or elected, unless he or she sooner resigns or is removed. During the fiscal year ended December 31, 2013, the Board consisted of one director. The Company does not have a policy regarding directors’ attendance at annual shareholder meetings and the Company did not hold such a meeting during the fiscal year ended December 31, 2013.

Shareholders Communication with Directors

The Company’s shareholders may send communications to the Board or to individual directors by mail addressed to the Board or to an individual director c/o Titan Energy Worldwide, Inc.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 2, 2014, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company’s stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors or officers of the Company upon the Closing of the Transactions. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Before the Closing of the Transaction

Name and Address of Beneficial Owner(1)	Common Stock Beneficially Owned
5% Owners	Number		Percent (2)
Malta Street Partners, LP P.O. Box 340 Merion Station, PA 19066	330,866,850	(3)	45.5%
Luis and Iris Garcia P.O. Box 647 Slinger, WI 53086	66,382,353	(4)	9.1%
Alvaro and Mary Liceaga 14910 Orange Grove Drive Hacienda Heights, CA 91745	57,350,254	(5)	7.9%
Officers and Directors
Jeffrey W. Flannery, Chairman c/o Titan Energy Worldwide, Inc. 6321 Bury Drive Suite 8, Eden Prairie, MN 55346	1,875,650		*
Total directors and executive officers as a group (one person)	1,875,650		*

*Less than 1%

(1)	Unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to his shares of our common and preferred stock beneficially owned.
(2)	Based on 70,787,932 shares of Common Stock outstanding and 297.5 shares of Series D Convertible Preferred Stock outstanding, each such share convertible into 2,205,779 shares of Common Stock, immediately prior to the closing of the Transaction.
(3)	Consists of 330,866,850 shares of Common Stock issuable upon conversion of 150 shares of Series D Preferred Convertible Stock prior to the closing of the Transaction. Elias Family Management Company, LLC is the sole general partner of the stockholder, and Pearl Elias and Robert Elias are the Managers of Elias Family Management Company, LLC.
(4)	Includes 66,173,370 shares of Common Stock issuable upon conversion of 30 shares of Series D Preferred Convertible Stock prior to the closing of the Transaction.
(5)	Consists of 57,350,254 shares of Common Stock issuable upon conversion of 26 shares of Series D Preferred Convertible Stock prior to the closing of the Transaction.

Following the Closing of the Transaction

Name and Address of Beneficial Owner(1)	Common Stock Beneficially Owned
5% Owners	Number		Percent(2)
PTES Acquisition Corp.(3)	1,637,709,734	(4)	94.8%
Pioneer Power Solutions, Inc.(3)	1,637,709,734	(4)	94.8%
Officers and Directors
Nathan J. Mazurek, CEO, President and Chairman of Board of Directors; director nominee	0		0%
Andrew Minkow, Chief Financial Officer, Vice President, Secretary and Treasurer	0		0%
Total directors and executive officers as a group (two persons)	0		0%

(1)	Unless otherwise indicated, the mailing address of the beneficial owner is c/o Pioneer Power Solutions, Inc., 400 Kelby Street, 9th Floor, Fort Lee, NJ 07024. Unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to his shares of our common and preferred stock beneficially owned.
(2)	Based on 70,787,932 shares of Common Stock outstanding, 297.5 shares of Series D Convertible Preferred Stock outstanding, each such share convertible into 1,367,583 shares of Common Stock after the closing of the Transaction, and 100 shares of Series A-1 Convertible Preferred Stock outstanding, each such share convertible into 12,500,000 shares of Common Stock.
(3)	Consists of 240,694,579 shares of Common Stock issuable upon conversion of 176 shares of the Series D Preferred Convertible Stock and 1,250,000,000 shares of Common Stock issuable upon conversion of 100 shares of Series A-1 Convertible Preferred Stock in the Transaction and 147,015,155 shares of Common Stock issuable upon conversion of 107.5 shares of the Series D Preferred Convertible Stock that are subject to binding purchase agreements.
(4)	PTES Acquisition Corp. is a wholly-owned subsidiary of Pioneer Power Solutions, Inc. Pioneer Power Solutions, Inc. is a public company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than 10% of a registered class of the Company’s equity securities (“Section 16 Persons”), to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Section 16 Persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Section 16(a) of the Exchange Act requires our directors, executive officers, and the persons who beneficially own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the SEC.

The following is a list of each person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of our Common Stock (each, a “reporting person”) that failed to file on a timely basis, as disclosed in the above forms, reports required by section 16(a) of the Exchange Act during the most recent fiscal year, and the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required form.

•	Malta Street Partners, LP, a beneficial owner during the most recent fiscal year and the prior years since 2007, did not file any required forms.

Certain Relationships And Related Transactions

Transactions with Management and Others

Except with respect to the Transaction as described above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current director or executive officer or the incoming director and executive officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current director or executive officer or the incoming director and executive officers is a party or in which they participate that is entered into or material amendment in connection with the Company’s appointment of any of the current director or executive officer or the incoming director and executive officers, or any grant or award to any of the current director or executive officer or the incoming director or officers or modification thereto, under any such plan, contract or arrangement in connection with the Company’s appointment of any of the current director or executive officer or the incoming director or executive officer.

The Company does not have a written policy pertaining solely to the approval or ratification of “related party transactions.” However, it is the Company’s policy that material transactions between the Company and members of management or their affiliates, must be on terms no less favorable than those available from unaffiliated third parties.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Titan Energy Worldwide, Inc.

/s/ Andrew Minkow
Dated: December 3, 2014	Andrew Minkow
Chief Financial Officer